SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Energy XXI (Bermuda) Limited
(Name of Subject Company (Issuer) and Filing Person (Offeror))
7.25% Convertible Perpetual Preferred Stock
(Title of Class of Securities)
29274U200
(CUSIP Number of Class of Securities)
Juliet Evans
Canon’s Court, 22 Victoria Street, PO Box HM 1179,
Hamilton HM EX, Bermuda
441-295-2244
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:
T. Mark Kelly
Vinson & Elkins L.L.P.
First City Tower
1001 Fannin Street, Suite 2500
Houston, Texas  77002
(713) 758-2222
CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee

$ 152,305,369	$ 10,860

*
Estimated solely for purpose of calculating the registration fee and based on (a) the product of (i) $23.16, the average of the high and low price of Energy XXI (Bermuda) Limited’s common stock, par value $0.005 per share (the “Common Stock”), as listed on The NASDAQ Capital Market on October 20, 2010, and (ii) 5,969,291, the number of shares of Common Stock that Energy XXI (Bermuda) Limited is offering in exchange for all 680,500 outstanding shares of Energy XXI (Bermuda) Limited’s 7.25% Convertible Perpetual Preferred Stock, par value $0.001 per share (the “Preferred Stock”), and (b) $14,056,589, the maximum aggregate amount of cash to be paid by Energy XXI (Bermuda) Limited pursuant to the exchange offer, assuming that the exchange offer is fully subscribed by holders of the Preferred Stock and all shares of Preferred Stock are tendered by 5:00 p.m., New York City time on November 4, 2010 (and are not validly withdrawn before midnight, New York City time on November 18, 2010).

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A
Form or Registration No.:  N/A
Filing Party:  N/A
Date Filed:  N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Tender Offer Statement on Schedule TO relates to an offer (the “Exchange Offer”) by Energy XXI (Bermuda) Limited, a limited company formed under the laws of Bermuda (“Energy XXI” or the “Company”), to exchange any and all shares of the Company’s outstanding 7.25% Convertible Perpetual Preferred Stock (the “Preferred Stock”) for newly issued shares of our common stock and a cash payment.

In exchange for each share of Preferred Stock properly tendered (and not validly withdrawn) and accepted by the Company: (i) by 5:00 p.m., New York City time, on November 4, 2010 (such time and date, as the same may be extended, the “Early Tender Date”), participating holders of Preferred Stock will receive the following consideration per share of Preferred Stock: (a) 8.77192 shares of Company’s common stock and (b) a cash payment of $19.00 (the “Early Tender Consideration”); and (ii) after the Early Tender Date but prior to Midnight, New York City time, on November 18, 2010 (such time and date, as the same may be extended, the “Expiration Date”), participating holders of Preferred Stock will receive the following consideration per share of Preferred Stock: (a) 8.77192 shares of Company’s common stock and (b) a cash payment of $18.50 (the “Expiration Consideration”).  In addition, holders will receive in respect of their shares of Preferred Stock that are accepted for exchange, accrued and unpaid dividends on such Preferred Stock up to, but not including, the settlement date of the exchange offer.

The Exchange Offer shall commence on the filing date hereof and shall expire on the Expiration Date. The Exchange Offer will be made upon the terms and subject to the conditions set forth in the offer to exchange (as it may be supplemented and amended from time to time, the “Offer to Exchange”) and in the related letter of transmittal (as it may be supplemented and amended from time to time, the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offering Documents”), which are filed as exhibits (a)(1)(i) and (a)(1)(ii) hereto.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended. Information set forth in the Offering Documents by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.
The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer” and “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.
The name of the subject company is Energy XXI (Bermuda) Limited. The address of the Company’s principal executive offices is Canon’s Court, 22 Victoria Street, PO Box HM 1179, Hamilton HM EX, Bermuda. The Company’s telephone number is (441) 295-2244.

(b)	Securities.
The subject class of securities is the Company’s 7.25% Convertible Perpetual Preferred Stock.  As of the date of this Schedule TO, 680,500 shares of the Preferred Stock were outstanding.

(c)	Trading Market and Price.
There is no established trading market for the Preferred Stock.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

Energy XXI (Bermuda) Limited is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company.  No single person or group of persons controls the Company.

Name	Position
John D. Schiller	Chairman of the Board and Chief Executive Officer
William Colvin	Director
Paul Davison	Director
David M. Dunwoody	Director
Cornelius Dupre	Director
Hill A. Feinberg	Director
Kevin Flannery	Director
D. West Griffin	Chief Financial Officer
Ben Marchive	Executive Vice President, Exploration and Development
Todd Reid	Senior Vice President, Marketing & Risk Management
Rick Fox	Vice President, Controller
Steward Lawrence	Vice President, Investor Relations and Communications
Hugh A. Menown	Senior Vice President, Chief Accounting Officer and Chief Information Agent
Steve Nelson	Vice President, Drilling and Production
The address and telephone number of each director and executive officer is: c/o Energy XXI (Bermuda) Limited, 1021 Main, Suite 2626, Houston, Texas 77002, and each person’s telephone number is (713) 351-3000.

Item 4.	Terms of the Transaction.
(a)	Material Terms.
The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Exchange Offer,” “Comparison of Rights Between the Preferred Stock and Our Common Stock,” “Description of Capital Stock,” Description of the Preferred Stock” and “Material United States Federal Income Tax Considerations,” as well as the information set forth in the Letter of Transmittal, is incorporated herein by reference.

(b)	Purchases.
The Company does not believe that any shares of Preferred Stock are owned by any officer, director or affiliate of the Company and therefore no securities will be purchased by the Company from any such persons in the Exchange Offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(e)	Agreements Involving the Subject Company’s Securities.
The information set forth in the Offer to Exchange in the sections entitled “Comparison of Rights between the Preferred Stock and Our Common Stock,” “Description of Capital Stock” and “Description of the Preferred Stock” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.
(a)	Purposes.
The information set forth in the Offer to Exchange in the section entitled “The Exchange Offer— Purpose of the Exchange Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.
Any shares of Preferred Stock acquired pursuant to the Exchange Offer will be cancelled.

(c)	Plans.
(1) None.
(2) None.
(3) The information set forth in the Offer to Exchange in the section entitled “Capitalization” is incorporated herein by reference.
(4) None.
(5) None.
(6) None.
(7) None.
(8) None.
(9) None.
(10) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.
The information set forth in the Offer to Exchange in the section entitled “The Exchange Offer—Source and Amount of Funds” is incorporated herein by reference. The Company is funding the cash portion of the Exchange Offer consideration by using cash on hand and borrowings under its credit agreement to make these payments.   The shares of common stock to be issued in the Exchange Offer are available from the Company’s authorized but unissued shares of common stock.

(b)	Conditions.
Not applicable.

(d)	Borrowed Funds.
Any portion of the offer consideration that is borrowed will be borrowed under the Company’s credit agreement, which is among Energy XXI Gulf Coast, Inc. (“EGC”), the Company’s subsidiary, EGC’s subsidiaries, the lenders party thereto, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto.  The credit agreement provides for a revolving credit facility in an amount up to a borrowing base (the “first lien credit facility”).  EGC and its subsidiaries entered into an amended and restated first lien credit facility on June 8, 2007.  Pursuant to an amendment entered into in February 2010, this facility has a face value of $400 million and matures on February 28, 2013.  EGC’s current borrowing base under the first lien credit facility is $350 million, although $25 million of this amount must be withheld to be available for EGC during the period of July 1st to October 31st of each calendar year as a reserve to deal with potential effects from hurricanes.  Outstanding amounts drawn under the first lien credit facility bear interest based on the borrowing base usage, at the applicable London Interbank Offered Rate, plus applicable margins ranging from 2.75% to 3.50% or an alternate base rate, based on the federal funds effective rate plus applicable margins ranging from 1.75% to 2.50%.  EGC pays a fee of 0.50% on undrawn amounts committed under the first lien credit facility.  Indebtedness incurred under the first lien credit facility is secured by mortgages on at least 85% of the value of EGC’s and its subsidiaries’ proved reserves, the stock held in EGC by another one of the Company’s subsidiaries and otherwise on all of the assets of EGC and its subsidiaries.  $40 million of the borrowing capacity under the first lien credit facility is available for the issuance of letters of credit by the letters of credit issuing banks thereunder.  EGC pays an additional fee to the issuing banks of 0.25% on the stated amounts subject to letters of credit issued under the first lien credit facility.

The first lien facility provides that the lenders thereunder review and have the opportunity to reset the borrowing base at least two times a year, in conjunction with the Company’s fiscal year end and the end of EGC’s second quarter.  Moreover, the lenders have the additional right to seek discretionary resets to the borrowing base at least two additional times each year.  It also provides that EGC has the right to seek discretionary resets to the borrowing base.

Currently, the first lien credit facility requires EGC and its subsidiaries to maintain certain financial covenants. Specifically, EGC may not permit, in each case as calculated as of the end of each fiscal quarter, its total leverage ratio to be more than 3.5 to 1.0, its interest rate coverage ratio to be less than 3.0 to 1.0, its secured debt ratio to be more than 2.5 to 1.0, or its current ratio (in each case as defined in the revolving credit facility) to be less than 1.0 to 1.0.  In addition, EGC and its subsidiaries are subject to various covenants, including those limiting dividends and other payments, making certain investments, margin, consolidating, modifying certain agreements, transactions with affiliates, the incurrence of debt, changes in control, asset sales, liens on properties, sale leaseback transactions, entering into certain leases, the allowance of gas imbalances, take or pay or other prepayments and entering into certain hedging agreements.

The first lien credit facility also contains customary events of default, including, but not limited to non-payment of principal when due, non-payment of interest or fees and other amounts after a grace period, failure of any representation or warranty to be true in all material respects when made or deemed made, defaults under other debt instruments (including the indenture governing the notes), commencement of a bankruptcy or similar proceeding by or on behalf of EGC or a guarantor, judgments against EGC or a guarantor, the institution by EGC to terminate a pension plan or other ERISA events, any change in control, loss or impairment of liens (including any impairment to the full force and effect of the intercreditor agreement between the holders of the first lien credit facility debt and the holders of EGC’s second lien indebtedness, failure to meet financial ratios, John Daniel Schiller, Jr. ceasing to be the Company’s chief executive officer without a reasonably acceptable replacement being appointed, and violations of other covenants subject, in certain cases, to a grace period.

The Company entered into a substantial amendment of the first lien credit facility on February 5, 2010.  Among other things, this amendment, which was the sixth amendment to the first lien credit facility, established the face value, borrowing base, extended maturity date, interest rates and fee amounts and certain adjustments to covenants and events of default provisions, all in a manner consistent with the description of the first lien credit facility provided above.  As part of the sixth amendment, several banks assigned their interests in the commitments under the first lien credit facility to new lending institutions.  This included the assignment by Lehman Commercial Paper Inc., whose participation in the first lien credit facility had caused substantial effects in the functioning of first lien credit facility since its bankruptcy in September 2008, of its entire interest as a lender under the first lien credit facility.

In addition, EGC entered into a seventh amendment to the revolving credit facility on October 15, 2010, as described in the Company’s Current Report on Form 8-K filed on October 18, 2010.  The seventh amendment to the first lien credit facility allows for the following: (a) the establishment of a Swing Line Loan Commitment in an amount initially set at $15 million which is carved out of the $350 million borrowing base, (b) a one-time payment by EGC to the Company or the Company’s subsidiaries of up to $25 million for the purpose of paying premiums or other payments associated with inducing the early conversion of the Company’s Preferred Stock and (c) payments by EGC to the Company or the Company’s subsidiaries of up to $9 million in any calendar year, subject to certain terms and conditions, so that the Company may pay dividends on the Company’s outstanding preferred stock.

EGC had previously entered into five amendments relating to the first lien credit facility.  The fifth amendment, entered into as of December 11, 2009, made certain procedural changes to EGC’s ability to obtain and maintain letters of credit under the first lien credit facility.  As described in the Company’s Current Report on Form 8-K filed on September 23, 2009, the fourth amendment provided certain amendments and related waivers and modifications to the first lien credit facility so that EGC was permitted to incur the indebtedness under, and grant the related security interests for, EGC’s 16% Second Lien Junior Secured Notes due 2014.  The terms of the fourth amendment become effective upon the consummation of the issuance of such 16% Second Lien Junior Secured Notes in November 2009.  The first lien credit facility was also amended in April 2009 (third amendment), December 2008 (second amendment) and November 2007 (first amendment).  Such prior amendments generally provided for changes to applicable covenants relating to EGC’s and its subsidiaries’ ability to enter into certain hedging and derivatives arrangements and reset the borrowing based and certain financial covenants over time.  The third amendment also provided for a pledge of approximately $126 million of EGC’s 10% Senior Notes due 2013 that were held by one of the Company’s subsidiaries as of such time.  In connection with fourth amendment to the first lien credit facility and the corresponding issuance by EGC of its 16% Second Lien Junior Secured Notes due 2014, this $126 million of 10% Senior Notes were canceled, and the pledge arrangement was correlatively terminated.

As it relates to any portion of the offer consideration that is borrowed, the Company believes it will either be able to refinance such borrowings at the maturity of the first lien credit facility or repay such borrowings from cash flows from operating activities.

Item 8.	Interest in the Securities of the Subject Company.

(a)	Securities Ownership.
The Company does not believe that any shares of Preferred Stock are owned by any officer, director or affiliate of the Company.

(b)	Securities Transactions.
Not applicable.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.
The information set forth in the Offer to Exchange in the section entitled “Information Agent and Exchange Agent” is incorporated herein by reference. None of the Company, the information agent or the exchange agent is making any recommendation as to whether holders of Preferred Stock should tender their shares of Preferred Stock for exchange in the Exchange Offer.

Item 10.	Financial Statements.

(a)	Financial Information.
The information set forth in the Offer to Exchange in the section entitled “Ratio of Earnings to Fixed Charges and Preferred Stock Dividends” is incorporated herein by reference. In addition, the financial statements and other information set forth under Part II, Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010 is incorporated by reference herein and may be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Information.
Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.
The information set forth in the Offer to Exchange in the section entitled “The Exchange Offer — Conditions to the Exchange Offer” is incorporated herein by reference.

(b)	Other Material Information.
The information set forth in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Description

(a)(1)(i)	Offer to Exchange, dated October 21, 2010.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Letter to Clients.

(a)(2)	Press Release, dated October 21, 2010 [Incorporated by reference to Exhibit 99.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated October 21, 2010 (File No. 001-33628)].

(b)(i)
Amended and Restated First Lien Credit Agreement, dated June 8, 2007, among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI Gulf Coast, Inc.’s Registration Statement on Form S-4 dated August 22, 2007 (File No. 333-145639)].

(b)(ii)
First Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated November 19, 2007 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated November 26, 2007 (File No. 001- 33628)].

(b)(iii)
Second Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated December 1, 2008 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated December 15, 2008 (File No. 001- 33628)].

(b)(iv)
Third Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated April 6, 2009 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated March 31, 2009 (File No. 001- 33628)].

(b)(v)
Fourth Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated September 11, 2009 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 4.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated September 23, 2009 (File No. 001- 33628)].

(b)(vi)
Fifth Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated December 11, 2009 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.38 to Energy XXI (Bermuda) Limited’s Annual Report on Form 10-K dated September 8, 2010 (File No. 001- 33628)].

(b)(vii)
Sixth Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated February 5, 2010 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated February 10, 2010 (File No. 001- 33628)].

(b)(viii)
Seventh Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated October 15, 2010 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated October 18, 2010 (File No. 001- 33628)].

(d)	Not applicable.

(g)	Not applicable.

(f)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENERGY XXI (BERMUDA) LIMITED

Date: October 21, 2010	By:	/s/ D. West Griffin
	Name:	D. West Griffin
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)	Offer to Exchange, dated October 21, 2010.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Letter to Clients.

(a)(2)	Press Release, dated October 21, 2010 [Incorporated by reference to Exhibit 99.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated October 21, 2010 (File No. 001-33628)].

(b)(i)
Amended and Restated First Lien Credit Agreement, dated June 8, 2007, among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI Gulf Coast, Inc.’s Registration Statement on Form S-4 dated August 22, 2007 (File No. 333-145639)].

(b)(ii)
First Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated November 19, 2007 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated November 26, 2007 (File No. 001- 33628)].

(b)(iii)
Second Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated December 1, 2008 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated December 15, 2008 (File No. 001- 33628)].

(b)(iv)
Third Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated April 6, 2009 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated March 31, 2009 (File No. 001- 33628)].

(b)(v)
Fourth Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated September 11, 2009 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 4.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated September 23, 2009 (File No. 001- 33628)].

(b)(vi)
Fifth Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated December 11, 2009 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.38 to Energy XXI (Bermuda) Limited’s Annual Report on Form 10-K dated September 8, 2010 (File No. 001- 33628)].

(b)(vii)
Sixth Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated February 5, 2010 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated February 10, 2010 (File No. 001- 33628)].

(b)(viii)
Seventh Amendment to the June 8, 2007 Amended and Restated First Lien Credit Agreement, dated October 15, 2010 among Energy XXI Gulf Coast, Inc., the guarantors named therein, the various financial institutions, as lenders, The Royal Bank of Scotland plc, as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 10.1 to Energy XXI (Bermuda) Limited’s Current Report on Form 8-K dated October 18, 2010 (File No. 001- 33628)].

(d)	Not applicable.

(g)	Not applicable.

(f)	Not applicable.